UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Independent Directors

On August 28, 2024, Mr. Dong Chen, Ms. Lin Yang, and Mr. H. David Sherman, the independent directors of Linkage Global Inc, a company incorporated under the laws of the Cayman Islands (the “Company”), each notified the Company of their resignation as a director, a member of the audit committee, the compensation committee, and the corporate governance committee of the board of directors of the Company (the “Board”), and the chairperson of the nominating and corporate governance committee, the compensation committee, and the audit committee, respectively, for personal reasons, effective August 31, 2024. Their resignations from the Board and such committees of the Board were not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On August 30, 2024, the nominating and corporate governance committee of the Board recommended for the Board’s approval, and the Board appointed the following new independent directors to fill the vacancies created by the departures of Mr. Chen, Ms. Yang, and Mr. Sherman, effective September 1, 2024:

●	Ms. Tay Sheve Li has been appointed as (i) an independent director, (ii) a member of each of the Board’s audit committee, compensation committee and nominating and corporate governance committee, and (iii) the chairperson of the audit committee of the Board;

●	Mr. Zhiyong Wu has been appointed as (i) an independent director, (ii) a member of each of the Board’s audit committee, compensation committee and nominating and corporate governance committee, and (iii) the chairperson of the nominating and corporate governance committee of the Board; and

●	Ms. Hui Li has been appointed as (i) an independent director, (ii) a member of each of the Board’s audit committee, compensation committee and nominating and corporate governance committee, and (iii) the chairperson of the compensation committee of the Board.

The Company has determined that each of Ms. Tay Sheve Li, Mr. Zhiyong Wu, and Ms. Hui Li meet the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market, LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Biographical information for each of Ms. Tay Sheve Li, Mr. Zhiyong Wu, and Ms. Hui Li is provided below.

Ms. Tay Sheve Li has over ten years of management experience. Since November 2022, Ms. Li has served as an executive officer and director at TT GO HK Limited, a property management company based in Hong Kong, where she oversees the company’s day-to-day operations. From August 2014 to November 2022, Ms. Li was a director at Silver Castle Limited, a company engaged in the trading of electronics products. Ms. Li earned her Master’s degree in Applied Finance from the University of Western Sydney in Australia in March 2024 and her Bachelor’s degree in Accounting and Finance from the University of Strathclyde in the United Kingdom in July 1994.

Mr. Zhiyong Wu has over 20 years of experience in investment management. Since August 2012, Mr. Wu has been a co-founder and chairman of the board of directors at FH Capital, where he has focused on start-up investments, equity investments, and post-investment management. Previously, Mr. Wu was an investment director at Actis Capital, LLP, from November 2009 to June 2012, where he specialized in investment and mergers and acquisitions in the education sector. From March 2009 to November 2009, he worked as a vice president at Cybernaut Investment Group, handling investment in the education sector and post-investment management. Prior to that, Mr. Wu was a vice president at The Balloch Group from March 2007 to March 2009, managing underwriting for U.S. listed companies. From February 2005 to March 2007, Mr. Wu worked as an investment manager in the Investment Department of Deutsche Bank, where he was responsible for the investment and acquisition of non-performing asset portfolios. Mr. Wu received his EMBA degree from Tsinghua University in China in June 2023 and obtained his Master’s degree in Finance from the University of International Business and Economics in China in July 2005. Mr. Wu received his Bachelor’s degree in Engineering Management from Beijing Jiaotong University in China in September 1995.

Ms. Hui Li has over a decade of experience in legal practice. Since September 2023, Ms. Li has served as a member of the management committee at Beijing Yingke (Fuzhou) Law Firm. She has served as an equity senior partner at such firm since March 2021, following her tenure as a senior partner from February 2019 to February 2021. Additionally, Ms. Li has been the deputy director of the National Women Lawyers’ Committee at Beijing Yingke Law Firm since March 2022. Ms. Li received her Bachelor’s degree in Law from Northwest University of Political Science and Law in China in June 2008.

None of Ms. Tay Sheve Li, Mr. Zhiyong Wu, or Ms. Hui Li has a family relationship with any director or executive officer of the Company, nor have they been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Resignation of Chief Financial Officer

On August 30, 2024, Ms. Zijun Li notified the Company of her resignation as chief financial officer of the Company, effective August 30, 2024. Ms. Li cited personal reasons for her resignation, which were not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

As of the date of this report, the Company has not yet appointed a new chief financial officer but is actively seeking a qualified candidate to fill the vacancy created by Ms. Li’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: September 5, 2024	By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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